UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Intrusion Inc.

Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

46121E205

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Settlement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121E205	SCHEDULE 13G	Page 2 of 4

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Julie Paxton Puckett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 721,802 [FN-1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 721,802 [FN-1]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,802 [FN-1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% [FN-2]
12.	TYPE OF REPORTING PERSON INDIVIDUAL

FN-1	Includes 718,552 shares held by MJP Family, LTD, Puckett Living Trust, General Partner. Distributed 904,000 shares from children’s trusts to adult children of filer during the year 2021.

FN-2	Based upon 18,793,046 shares outstanding of the Issuer’s common stock as of November 2, 2021, as reported by Intrusion Inc. in its Quarterly Report on Form 10-Q filed on November 12, 2021.

CUSIP No. 46121E205	SCHEDULE 13G	Page 3 of 4

Item 1.

(a)	Name of Issuer:

Intrusion, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

101 E. Park Blvd., Suite 1200, Plano, TX 75074

Item 2.

(a)	Name of Person Filing: Julie Paxton Puckett

(b)	Address or principal business office, if none, residence:

P.O. Box 437, Allen, TX 75013

(c)	Citizenship: USA

(d)	Title of Class of Securities: Intrusion, Inc. Common Stock, par value $0.01 per share.

(e)	CUSIP Number 46121E205

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 721,802

(b)	Percent of class: 3.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 721,802 shares.

(ii)	Shared power to vote or to direct the vote shares.

(iii)	Sole power to dispose or to direct the disposition of 721,802 shares.

(iv)	Shared power to dispose or to direct the disposition of ______ shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 46121E205	SCHEDULE 13G	Page 4 of 4

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 8, 2022

Date

INTRUSION, INC.

By: /s/ Julie Paxton Puckett
Name: Julie Paxton Puckett